Exhibit 99.1

May 12, 2014

Press release

Turquoise Hill announces financial results and review of operations for the first quarter of 2014

VANCOUVER, CANADA – Turquoise Hill Resources today announced its financial results for the quarter ended March 31, 2014. All figures are in US dollars unless otherwise stated.

HIGHLIGHTS

•	Oyu Tolgoi achieved a strong safety performance in Q1’14 with no fatalities and an All Injury Frequency Rate of 0.34 per 200,000 hours worked.

•	In Q1’14, Oyu Tolgoi produced 102,900 tonnes of copper-gold concentrate containing 25,300 tonnes of copper.

•	Oyu Tolgoi recorded net revenue of $108.0 million in Q1’14 on sales of approximately 48,200 tonnes of copper-gold concentrate.

•	Oyu Tolgoi’s concentrate sales continue to increase with April 2014 sales of approximately 68,000 tonnes; April 2014 sales exceeded production resulting in an inventory drawdown.

•

Contracts have been signed for 94% of Oyu Tolgoi’s expected 2014 concentrate production and long-term contracts account for 91% of 2015 planned production; additionally, 84% of Oyu Tolgoi’s concentrate production has been contracted for up to eight years (subject to mutually agreed renewals).

•

Q1‘14 production at Oyu Tolgoi was heavily impacted by post-commissioning issues, including rake blade failures in the tailings thickeners, which caused the shutdown of one production line for approximately seven weeks.

•	Oyu Tolgoi’s Q2’14 production rates have now returned to normal and the concentrator is operating close to nameplate capacity.

•

As operations transition from post-commissioning to steady-state, Oyu Tolgoi has been focusing on costs and productivity; extensive work is well underway in a number of areas to improve operational performance.

•	Project finance commitments have been extended to September 30, 2014.

•

Further underground development at Oyu Tolgoi is expected to recommence once successful resolution has been reached on the mine’s outstanding shareholders issues, agreement of a comprehensive funding plan including project financing, completion and approval of the underground feasibility study and obtaining all necessary permits for the mine’s expansion.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

•	Turquoise Hill successfully closed a $2.4 billion rights offering in January 2014 and repaid all outstanding Rio Tinto funding facilities.

FINANCIAL RESULTS

In Q1’14, Turquoise Hill recorded a net loss of $50.6 million ($0.03 per share), compared to a net loss of $50.9 million ($0.04 per share) in Q1’13, which was a decrease of $0.3 million. Results for Q1’14 included $113.1 million in revenue; $1.6 million in interest income; $5.2 million in foreign exchange gains; a $1.0 million gain from the change in the fair value of SouthGobi’s embedded derivatives; and $66.5 million of net loss attributable to non-controlling interests. These amounts were offset by $120.9 million in cost of sales; $52.4 million in other operating expenses; $6.4 million in general and administrative expenses; $3.4 million in exploration and evaluation expenses; $2.5 million in depreciation; $11.5 million in interest expense; a $33.0 million loss from the change in the fair value of the rights offering derivative liabilities; and a $6.8 million provision for income and other taxes.

Turquoise Hill’s cash position, on a consolidated basis at March 31, 2014, was approximately $140.7 million. As at May 12, 2014, Turquoise Hill’s consolidated cash position was approximately $150.9 million.

OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension). Mining of ore commenced in May 2012, with the first concentrate produced, as part of the commissioning activities, in January 2013.

The Oyu Tolgoi mine has initially been developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support an initial throughput of 100,000 tonnes of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. Development plans for Oyu Tolgoi are based on a 95,000-tonne-per-day underground block-cave mine. In August 2013, development of the underground mine was delayed to allow matters with the Government of Mongolia to be resolved. Further development of the underground mine is expected to commence once the following conditions are met: (1) successful resolution of the mine’s outstanding shareholder issues; (2) agreement of a comprehensive funding plan including project finance; (3) completion and approval of the Oyu Tolgoi underground feasibility study by the Oyu Tolgoi shareholders; and (4) obtaining all necessary permits for the mine’s expansion.

Q1’14 performance

Oyu Tolgoi achieved a strong safety performance in Q1’14 with no fatalities and an All Injury Frequency Rate of 0.34 per 200,000 hours worked.

In Q1’14, Oyu Tolgoi generated revenue of $108.0 million, net of royalties of $5.9 million, on sales of approximately 48,200 tonnes of copper-gold concentrates. Oyu Tolgoi’s breakdown of Q1’14 revenue, net of royalties, by metals in concentrates is as follows: approximately 13,100 tonnes of copper for $74.5 million, approximately 28,000 ounces of gold for $32.1 million and approximately 78,000 ounces of silver for $1.4 million. Oyu Tolgoi achieved its first month of positive operating cash flow in March 2014 as a result of higher revenue in the month. March 2014 sales accounted for approximately 66% of Q1’14 revenue. Oyu Tolgoi’s sales of concentrate are subject to a 5% royalty in Mongolia. Revenues are presented net of royalties.

Contracts have been signed for 94% of Oyu Tolgoi’s expected 2014 concentrate production and long-term contracts account for 91% of 2015 planned production. Additionally, 84% of concentrate production has been contracted for up to eight years (subject to mutually agreed renewals). Discussions are well advanced with potential customers to place the remaining tonnage under long-term agreements. All contracts are based on international terms.

Oyu Tolgoi recognized cost of sales in Q1’14 of $99.1 million, which included direct cash costs of product sold, mine administration cash costs of product sold, run-of-mine copper-gold stockpiles inventory write-downs, mining plant and equipment depreciation, and depletion of mineral properties.

Key operational metrics for Q1’14 are as follows:

Oyu Tolgoi Key Metrics

All data represents full production and sales on a 100% basis

	H1’13	Q3’13	Q4’13	Q1’14	Full Year 2013
Open pit material mined (‘000 tonnes)	37,925	12,151	21,956	21,621	72,032
Ore Treated (‘000 tonnes)	4,430	8,052	7,835	5,560	20,317
Average mill head grades:
Copper (%)	0.42	0.47	0.49	0.52	0.47
Gold (g/t)	0.27	0.36	0.41	0.49	0.36
Silver (g/t)	1.31	1.39	1.44	1.52	1.39
Copper concentrates produced (‘000 tonnes)*	50.2	110.3	129.5	102.9	290.0
Average concentrate grade (% Cu)	26.1	27.7	25.4	24.6	26.4
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)	13.1	30.6	32.9	25.3	76.7
Gold in concentrates (‘000 ounces)	21	62	74	66	157
Silver in concentrates (‘000 ounces)	85	196	208	163	489
Sales of metals in concentrates:
Copper in concentrates (‘000 tonnes)	—	—	6.1	13.1	6.1
Gold in concentrates (‘000 ounces)	—	—	10	28	10
Silver in concentrates (‘000 ounces)	—	—	36	78	36
Metal recovery (%)
Copper	73.2	81.7	86.4	87.9	81.6
Gold	56.7	66.3	71.2	75.5	66.1
Silver	47.8	54.9	57.2	59.3	54.2

*	Dry metric tonnes

Production at Oyu Tolgoi in Q1‘14 was heavily impacted by post commissioning issues, including rake blade failures in the tailings thickeners, which caused the shutdown of one production line for approximately seven weeks. Repairs to the rakes have been completed and full production recommenced in late March. A number of planned shutdowns at the concentrator were completed in Q1’14, including ball mill relines and the first concave change in the primary crusher.

Copper and gold head grades increased in Q1’14 as the mine deepened. These higher grades combined with ongoing improvement initiatives led to improved copper and gold recoveries during the quarter.

In Q1’14, Turquoise Hill capitalized $20.6 million (Q1’13: $225.2 million) in additions to property, plant and equipment at the Oyu Tolgoi mine, including underground evaluation costs of $8.4 million (Q1’13: $103.1 million).

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded Oyu Tolgoi’s cash requirements by way of debt, and Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. At March 31, 2014, the aggregate outstanding balance of loans extended by subsidiaries of the Company to Oyu Tolgoi was $7.1 billion, including accrued interest of $1.0 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments. As at March 31, 2014, the cumulative amount of such funding, representing approximately 34% of invested common share equity, and accrued interest thereon totalled $751.2 million and $124.7 million respectively.

Operational outlook

Concentrate sales continue to increase with April 2014 sales of approximately 68,000 tonnes. April 2014 sales exceeded production resulting in an inventory drawdown. Oyu Tolgoi continues to work with customers to streamline their supply chain models. Oyu Tolgoi’s goal is to return to four to eight weeks of concentrate inventory by the end of 2014.

Following the post-commissioning issues experienced in Q1’14, production rates have now returned to normal and the concentrator is operating close to nameplate capacity.

Oyu Tolgoi expects to produce 135,000 to 160,000 tonnes of copper and 600,000 to 700,000 ounces of gold in concentrates for 2014.

As operations transition from post-commissioning to steady-state, Oyu Tolgoi has been focusing on costs and productivity. Extensive work is well underway in a number of areas to improve operational performance.

The underground feasibility study is ongoing and expected to be complete in the first half of 2014. Following completion, the study must be approved by the Oyu Tolgoi’s shareholders as well as the Mongolian Minerals Council.

Discussions with the Government of Mongolia and project financing update

All parties remain committed to the underground development of Oyu Tolgoi and to resolving the outstanding shareholder issues. Fourteen of the 15 global banks participating in the Oyu Tolgoi project financing have agreed to extend their respective commitment letters for the financing of the underground development at Oyu Tolgoi to September 30, 2014. With this, Turquoise Hill now has sufficient commitments to reach its funding goal. A response from the remaining bank is expected shortly.

Further underground development is expected to recommence once successful resolution has been reached on the outstanding shareholders issues, agreement of a comprehensive funding plan including project financing, completion and approval of the underground feasibility study and obtaining all necessary permits for the mine.

Q1’14 development and exploration drilling

Oyu Tolgoi’s exploration strategy is focused on developing a project pipeline prioritized in areas that can impact the current development of the Oyu Tolgoi orebodies, seeking low-cost development options with the potential to directly impact the value of current operations and continuing development of legacy datasets to enable future discovery.

During Q1’14, exploration drilling continued with more than 1,000 metres of surface diamond drilling completed in four holes on the Oyu Tolgoi mining license.

The initial logging and assays indicate that the Hugo West shallow target is potentially a low-grade open pitable target that requires further exploration to delineate the opportunity. The Hugo West shallow target is hosted predominantly in quartz monzodiorite and ignimbrite. Three additional holes (OTD1821-1823) were drilled at the Hugo West shallow target to step out from existing drilling and one hole, OTD1821, was extended in depth. Assay results from these holes are pending.

A Hugo North resource estimate update was undertaken in Q1’14 and is currently being validated. The new geology model and estimate include new drilling data from the Hugo North Lift #1 infill drilling program.

Sixteen geotechnical characterization holes were drilled, covering more than 4,500 metres, as part of the underground feasibility study consideration of a convey to surface option. The holes targeted large underground transfer chambers (seven holes, 3,583 metres), boxcut foundations (seven holes, 320 metres) and the location of the West Bat Fault in a poorly drilled area (two holes, 1,010 metres).

SOUTHGOBI

Sales and operations at the Ovoot Tolgoi coal mine

In Q1’14, SouthGobi’s revenue was $5.1 million compared to $4.4 million in Q1’13. SouthGobi sold 0.39 million tonnes of coal at an average realized selling price of $19.54 per tonne compared to sales of 0.28 million tonnes of coal from stockpile at an average realized selling price of $22.75 per tonne in Q1’13. Revenue increased primarily due to higher sales volumes in Q1’14 compared to Q1’13, partially offset by a lower average realized selling price. The average realized selling price decreased primarily as a result of the product mix in Q1’14. The Q1’14 product mix primarily included standard semi-soft coking coal and thermal coal compared to a mix of premium semi-soft coking coal and thermal coal in Q1’13.

SouthGobi is subject to a base royalty in Mongolia of 5% on all export coal sales and an additional sliding scale royalty of up to 5%. In Q1’14, the royalty was calculated using a set reference price per tonne published monthly by the Government of Mongolia. Based on the reference prices for Q1’14, SouthGobi was subject to an average 7% royalty based on a weighted average reference price of $68.76 per tonne. SouthGobi’s effective royalty rate for Q1’14, based on SouthGobi’s average realized selling price of $19.54 per tonne, was 25% or $4.81 per tonne compared to 6% or $1.37 per tonne in Q1’13. Revenues are presented net of royalties.

The Government of Mongolia changed the royalty regime effective April 1, 2014 to be based on the actual contracted sales price per tonne subject to certain provisions. SouthGobi expects that its royalty per tonne calculated under the new “flexible tariff” royalty regime will decrease compared to the prior reference price royalty regime.

In Q1’14, SouthGobi produced 0.64 million tonnes of raw coal with a strip ratio of 4.02 compared to production of 0.02 million tonnes of raw coal with a strip ratio of 26.21 in Q1’13. SouthGobi’s strip ratio of 26.21 in Q1’13 was due to a higher proportion of waste material being mined over the limited operating period and is not indicative of SouthGobi’s strip ratio moving forward.

Cost of sales was $21.8 million in Q1’14 compared to $23.5 million in Q1’13. Cost of sales comprises the direct cash costs of product sold, mine administration cash costs of product sold, costs related to idled mine assets, coal inventory write-downs, mining plant and equipment depreciation, depletion of mineral properties and share-based compensation expense. As a result of the recommencement of mining operations at the Ovoot Tolgoi mine on March 22, 2013, costs related to idled mine assets decreased in Q1’14 compared to Q1’13. However, the Q1’14 production plan did not fully utilize SouthGobi’s existing mine fleet, therefore, costs related to idled mine assets continued to be incurred throughout Q1’14. In Q1’14, cost of sales included $3.0 million of costs related to idled mine assets (Q1’13: $16.4 million) and $11.6 million of coal inventory write-downs (Q1’13: $2.7 million).

Governmental and regulatory investigations

SouthGobi is subject to investigations by Mongolia’s Independent Authority against Corruption (the “IAAC”) and the Mongolian State Investigation Office (the “SIA”) regarding allegations against SouthGobi and some of its former employees. The IAAC investigation concerns possible breaches of Mongolia’s anti-corruption laws, while the SIA investigation concerns possible breaches of Mongolia’s money laundering and taxation laws.

While the IAAC investigation into allegations of possible breaches of Mongolian anti-corruption laws has been suspended, SouthGobi has not received notice that the IAAC investigation is completed. The IAAC has not formally accused any current or former SouthGobi employees of breach of Mongolia’s anti-corruption laws.

A report issued by the experts appointed by the SIA on June 30, 2013 and again in January 2014 has recommended that the accusations of money laundering as alleged against SouthGobi’s three former employees be withdrawn. However, to date, SouthGobi has not received notice or legal document confirming such withdrawal as recommended by the experts appointed by the SIA.

A third investigation ordered by the SIA and conducted by the National Forensic Center (“NFC”) into alleged violations of Mongolian taxation law was concluded at the end of January 2014. SouthGobi has received notice that the report with conclusions of the investigations by the NFC have been provided to the Prosecutor General of Mongolia. SouthGobi has been advised that the Prosecutor General has issued criminal charges against the three former employees and SouthGobi’s Mongolian subsidiary SouthGobi Sands LLC may be held liable as “civil defendant” for alleged violations of Mongolian taxation law. The case was transferred to a Court of Justice for review by a judge in April 2014. On May 12, 2014, SouthGobi was advised that the appointed judge has concluded that the investigation on the case was incomplete and has ordered to return the case to the General Prosecutor for additional investigation.

The likelihood or consequences of an outcome or any action taken against SouthGobi Sands LLC as “civil defendant” are uncertain and unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on Turquoise Hill.

Turquoise Hill views these allegations as unfounded and will vigorously defend itself against any potential claim. At this point, the three former employees remain designated as “accused” in connection with the allegations of tax evasion, and continue to be subject to a travel ban. SouthGobi Sands LLC remains designated as a “civil defendant” in connection with the tax evasion allegations, and may potentially be held financially liable for the alleged criminal misconduct of its former employees under Mongolian Law.

The SIA also continues to enforce administrative restrictions, which were initially imposed by the IAAC investigation, on certain of SouthGobi’s Mongolian assets, including local bank accounts, in connection with its continuing investigation of these allegations. While the orders restrict the use of in-country funds pending the outcome of the investigation, they are not expected to have a material impact on Turquoise Hill’s activities in the short term, although they could create potential difficulties for Turquoise Hill in the medium to long term. Turquoise Hill will continue to take all appropriate steps to protect its ability to conduct its business activities in the ordinary course.

Class action lawsuit

On or about January 6, 2014, Siskinds LLP, a Canadian law firm, filed a proposed securities class action against SouthGobi, certain of its former senior officers and current directors, and its former auditors, Deloitte LLP, in the Ontario Superior Court of Justice in relation to SouthGobi’s restatement of financial statements as previously disclosed.

The proposed class action seeks general damages against all defendants in the sum of C$30 million, without particulars as to how such amount was determined, or such other amount that the Court deems appropriate. SouthGobi disputes and will vigorously defend itself against these claims. Due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of the action or determine the amount of any potential losses, if any. However, in the opinion of Turquoise Hill’s management, at March 31, 2014 a provision for this matter is not required.

CORPORATE ACTIVITIES

Changes to the Company’s Board of Directors

Directors Virginia Flood, Isabelle Hudon, Warren Goodman and Charles Lenegan did not stand for re-election at the Company’s 2014 Annual Meeting of Shareholders on May 8, 2014. Turquoise Hill’s Articles of Amendment provide that the number of directors will be a minimum of three and a maximum of 14. Of the seven persons elected at the 2014 Annual Meeting of Shareholders, four are “independent” directors under the applicable securities laws.

Turquoise Hill rights offering

On November 26, 2013, the Company filed a final prospectus outlining the details of a rights offering and on January 13, 2014, the Company successfully closed the rights offering and confirmed gross proceeds of $2.4 billion. The Company used the net proceeds from the rights offering to repay all amounts outstanding under its Interim Funding Facility ($1.8 billion) and its New Bridge Facility ($402.6 million) with Rio Tinto, and the remaining proceeds were used for the continued funding and development of the Oyu Tolgoi mine, working capital, general administrative expenses and other corporate expenses.

Upon the closing of the offering, the Company issued a total of 1,006,116,602 new common shares, which represented 100% of the maximum number of common shares available under the rights offering. Approximately 99.3% of the shares were issued in the basic subscription of the rights offering with the balance having been issued in the additional subscription. Rio Tinto exercised all of its rights under the basic subscription and did not participate in the additional subscription of the rights offering, which was available to all shareholders who fully participated in the basic subscription. Because the offering was over-subscribed, Rio Tinto was not required to purchase any shares under its standby commitment. As a result of the rights offering, Rio Tinto’s stake in Turquoise Hill remained unchanged at 50.8% of the outstanding common shares.

Class action lawsuits

On December 13 and 18, 2013, two putative securities class action lawsuits were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. The Court has now consolidated these actions and appointed a lead plaintiff. The lawsuit seeks to recover damages resulting from alleged misstatements about the Company’s financial performance and business prospects arising from revisions to its recognition of revenue on SouthGobi’s coal sales, as disclosed on November 8, 2013. The Company believes the complaint is without merit and will vigorously defend against the lawsuits. In the opinion of the Company, at March 31, 2014 a provision for this matter is not required.

QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters (responsibility for overall preparation and mineral reserves), B. Eng. (Mining), FAusIMM (201743), employed by OreWin Pty Ltd as Technical Director – Mining and Kendall Cole-Rae (responsibility for mineral resources, geology and exploration), B.Sc. (Geology), SME (4138633), employed by Rio Tinto as a Principal Geologist. Each of these individuals is a “qualified person” as that term is defined in NI 43-101.

SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)	Quarter Ended
	Mar-31 2014	Dec-31 2013	Sep-30 2013	Jun-30 2013
Revenue
Copper-gold concentrate	$108.0	$51.6	$—	$—
Coal	5.1	32.4	15.7	6.1

Total revenue	$113.1	$84.0	$15.7	$6.1

Net (loss) income from continuing operations attributable to parent	$(50.6)	$134.3	$(84.8)	$(77.8)
Income (loss) from discontinued operations attributable to parent	—	4.1	(9.3)	(27.6)

Net (loss) income attributable to parent	$(50.6)	$138.4	$(94.1)	$(105.4)

Basic (loss) income per share attributable to parent
Continuing operations	$(0.03)	$0.10	$(0.07)	$(0.06)
Discontinued operations	—	0.01	(0.01)	(0.02)

Total	$(0.03)	$0.11	$(0.08)	$(0.08)

Diluted (loss) income per share attributable to parent
Continuing operations	$(0.03)	$0.10	$(0.07)	$(0.06)
Discontinued operations	—	0.01	(0.01)	(0.02)

Total	$(0.03)	$0.11	$(0.08)	$(0.08)

	Mar-31 2013	Dec-31 2012	Sep-30 2012	Jun-30 2012
Revenue
Copper-gold concentrate	$—	$—	$—	$—
Coal	4.4	1.3	3.8	46.6

Total revenue	$4.4	$1.3	$3.8	$46.6

Net (loss) income from continuing operations attributable to parent	$(40.4)	$(144.0)	$125.5	$(263.5)
Loss from discontinued operations attributable to parent	(10.5)	(1.0)	(13.3)	(22.8)

Net (loss) income attributable to parent	$(50.9)	$(145.0)	$112.2	$(286.3)

Basic (loss) income per share attributable to parent
Continuing operations	$(0.03)	$(0.11)	$0.11	$(0.25)
Discontinued operations	(0.01)	—	(0.01)	(0.02)

Total	$(0.04)	$(0.11)	$0.10	$(0.27)

Diluted (loss) income per share attributable to parent
Continuing operations	$(0.03)	$(0.11)	$0.11	$(0.25)
Discontinued operations	(0.01)	—	(0.01)	(0.02)

Total	$(0.04)	$(0.11)	$0.10	$(0.27)

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper- gold and coal mines in Mongolia. The Company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Turquoise Hill also holds a 56% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878).

Contacts

Investors	Media
Jessica Largent Office: +1 604 648 3957 Email: jessica.largent@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

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Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms and the evolution of discussions with the Government of Mongolia on a range of issues including the implementation of the Investment Agreement, project development costs, operating budgets, management fees and governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi mine and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi mine, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the decision announced by the Company to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding issues with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi mine and to satisfy all conditions precedent to the availability of Oyu Tolgoi Project Financing; the timing of the completion of the feasibility study for the expansion of operations at the Oyu Tolgoi mine and approval of such study by the mine’s shareholders and the Mongolian Minerals Council; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed those projected in the 2013 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi mine. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi mine have been delayed until matters with the Government of Mongolia can be resolved and a new timetable agreed. These delays can impact project economics.

The reader is cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s MD&A for the year ended December 31, 2013 and its Annual Information Form dated March 26, 2014 in respect of such period.

Readers are cautioned that the list of factors enumerated in the “Risk Factors” section in the Company’s MD&A for the year ended December 31, 2013 and its Annual Information Form dated March 26, 2014 in respect of such period that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained in this MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained in this MD&A are expressly qualified by this cautionary statement.